PRESS RELEASE                                                  November 4, 1997

For more information, contact:
Robert L. Savage, President
Tri-County Bancorp, Inc.
2201 Main Street, P.O. Box 1057
Torrington, WY  82240
307-532-2111


                Tri-County Bancorp, Inc. Announces Stock Dividend

Robert L. Savage, President of Tri-County Bancorp, Inc. (Nasdaq: TRIC), the holding company of Tri-County Federal Savings Bank, announced today that the Company's Board of Directors declared a stock dividend. The Company intends to issue a stock dividend of 100% on the Company's outstanding common stock, payable on December 8, 1997, to stockholders of record as of November 18, 1997.

Mr. Savage indicated the stock dividend is being paid to improve the number of shares commonly available for trading, to increase liquidity, and to help comply with requirements for listing on the Nasdaq Stock Exchange.

Tri-County Federal Savings Bank is a federally-chartered stock savings bank headquartered in Torrington, Wyoming with one branch office in Wheatland, Wyoming. The Bank's deposits are federally-insured by the Federal Deposit Insurance Corporation ("FDIC"). The Bank is a community-oriented, full-service retail savings bank offering traditional mortgage loan products and consumer loans. The Company's common stock is traded on the Nasdaq Market under the symbol "TRIC."